UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2012

Commission File Number 001-31583

NAM TAI ELECTRONICS, INC.

(Translation of registrant’s name into English)

Namtai Industrial Estate

2 Namtai Road, Gushu, Xixiang

Baoan, Shenzhen

People’s Republic of China

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐            No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-            .

Notice of 2012

Annual Meeting of

Shareholders

NAM TAI ELECTRONICS, INC.

Chairman’s Message

May 4, 2012

Dear Shareholders:

I am pleased to invite you to attend the 2012 Annual Meeting of Shareholders of Nam Tai Electronics, Inc., to be held on Wednesday, June 6, 2012 at 11:30 a.m. Pacific Daylight time at The Library, Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United Sates.

At the meeting, shareholders will vote on the following matters either by proxy or in person:

1.        Election of the five Directors to serve for the ensuing year;

2.        Ratification of the appointment of Moore Stephens as independent registered public accounting firm for 2012; and

3.        Considering and acting upon such other business as may properly come before the Meeting or any adjournment thereof.

Your vote is important. Whether or not you plan to attend the Annual Meeting in person, I urge you to vote your proxy as soon as possible to ensure that your shares are represented. The Board of Directors recommends that you vote “FOR” the proposals.

Thank you for your continued support of Nam Tai Electronics, Inc.

Ming Kown Koo Chairman of the Board of Directors

NAM TAI ELECTRONICS, INC.

Shenzhen Office:

Namtai Industrial Estate,

2 Namtai Road, Gushu, Xixiang,

Baoan, Shenzhen

People’s Republic of China

NOTICE OF ANNUAL MEETING OF SHAREHOLDERS

JUNE 6, 2012

The Annual Meeting of Shareholders (the “Meeting”) of Nam Tai Electronics, Inc. (the “Company”) will be held at 11:30 a.m. (Pacific Daylight Time) on Wednesday, June 6, 2012 at the Library of the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United States, for the following purposes:

1. To elect five (5) members of the Board of Directors to serve for the ensuing year; the nominees are Mr. Ming Kown Koo, Mr. Charles Chu, Mr. Peter R. Kellogg, Dr. Wing Yan (William) Lo and Mr. Mark Waslen; the Board of Directors recommends that you vote “FOR” this proposal;

2. To ratify the appointment of Moore Stephens as independent registered public accounting firm of the Company for the year ending December 31, 2012; the Board of Directors recommends that you vote “FOR” this proposal; and

3. To consider and act upon such other business as may properly come before the Meeting or any adjournment thereof.

Only holders of common shares of record at the close of business on April 30, 2012 will be entitled to vote at the Meeting. Regardless of your plan to attend or not attend the Meeting, please vote either by phone or over the internet or complete the enclosed proxy card and sign, date and return it promptly in the enclosed postage paid envelope. Sending in your proxy will not prevent you from voting in person at the Meeting.

Please refer to our annual report for 2011 for information related to the proposals. The annual report is available without charge by e-mail to shareholder@namtai.com or by written request to Mr. Paul Lau, the Company’s Corporate Secretary at Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen, People’s Republic of China, Re: 2011 Annual Report. It is also available from the Company’s website at http://www.namtai.com/ and SEC’s website at http://www.sec.gov.

By order of the Board of Directors,

Ming Kown Koo Chairman of the Board of Directors

Dated May 4, 2012

INVESTOR INFORMATION

SHAREHOLDERS’ MEETING	INVESTOR RELATIONS	PRC HEADQUARTERS AND PRINCIPAL EXECUTIVE OFFICE
The Annual Meeting of Shareholders will be held at 11:30 a.m. local time on June 6, 2012 at the Library of the Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, United States	Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001 E-mail: shareholder@namtai.com	Namtai Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen People’s Republic of China Telephone: (86 755) 3388 1111 Facsimile: (86 755) 2747 2636

MANUFACTURING / R & D FACILITIES
Zastron Electronic (Shenzhen) Co. Ltd. Zastron Industrial Estate, 2 Namtai Road, Gushu, Xixiang, Baoan, Shenzhen, People’s Republic of China Telephone: (86 755) 3388 6666 Facsimile: (86 755) 2749 4014	WUXI ZASTRON PRECISION-FLEX CO., LTD. No. 502, Xi Da Road, Meicun, New Area Wuxi, Jiangsu Province People’s Republic of China Telephone: (86 510) 8537-1888 Facsimile: (86 510) 8537-1888 #6309

STOCK LISTING	HONG KONG OFFICE	REGISTERED OFFICE
The shares of Nam Tai Electronics, Inc. are traded on the New York Stock Exchange under the stock symbol “NTE”.	NAM TAI ELECTRONIC & ELECTRICAL PRODUCTS LIMITED Unit 1201, 12th Floor, Tower 1, Lippo Centre, 89 Queensway, Admiralty, Hong Kong Telephone: (852) 2341-0273 Facsimile: (852) 2263-1001	NAM TAI ELECTRONICS, INC. McNamara Chambers PO Box 3342, Road Town, Tortola British Virgin Islands Telephone: (284) 494-2810 Facsimile: (284) 494-4957

TRANSFER AGENT AND REGISTRAR	PRINCIPAL BANKS

Communications regarding change of address, transfer of common shares, or lost certificates should be directed to:

Registrar and Transfer Company

10 Commerce Drive

Cranford, New Jersey

07016-3572, USA

Telephone: (800)-368-5948

                   (908) 497-2300

Facsimile: (908) 497-2310

Website: www.rtco.com

	THE HONGKONG AND SHANGHAI BANKING CORPORATION LIMITED	CHINA CONSTRUCTION BANK

US COUNSEL	WEBSITE	INDEPENDENT AUDITORS
JONES DAY Dallas, Texas, USA	www.namtai.com	MOORE STEPHENS Hong Kong

REVOCABLE PROXY

NAM TAI ELECTRONICS, INC.

ANNUAL MEETING OF SHAREHOLDERS JUNE 6, 2012 THIS PROXY IS BEING SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS OF THE COMPANY

The undersigned shareholder(s) of Nam Tai Electronics, Inc. hereby nominate, constitute and appoint Mark Waslen and Ming Kown Koo, and each of them, each with the power to appoint his substitute, and hereby authorizes him to represent the undersigned and to vote, as designated below, all Common Shares of Nam Tai Electronics, Inc. standing in my (our) name on its books on April 30, 2012 at the Annual Meeting of Shareholders to be held 11:30 a.m. Pacific Daylight Time on Wednesday, June 6, 2012, at the Library, Mandarin Oriental Hotel, 222 Sansome Street, San Francisco, CA 94104, and at any adjournment thereof.

PLEASE COMPLETE, DATE, SIGN, AND MAIL THIS PROXY CARD PROMPTLY IN THE ENCLOSED POSTAGE-PAID ENVELOPE OR PROVIDE YOUR INSTRUCTIONS TO VOTE VIA

THE INTERNET OR BY TELEPHONE.

(Continued, and to be marked, dated and signed, on the other side)

Á FOLD AND DETACH HERE Á

NAM TAI ELECTRONICS, INC. — ANNUAL MEETING, JUNE 6, 2012

YOUR VOTE IS IMPORTANT!

You can vote in one of three ways:

1. Call toll free 1-877-603-0210 on a Touch-Tone Phone. There is NO CHARGE to you for this call.

or

2. Via the Internet at http://www.rtcoproxy.com/nte and follow the instructions.

or

3. Mark, sign and date your proxy card and return it promptly in the enclosed envelope.

PLEASE SEE REVERSE SIDE FOR VOTING INSTRUCTIONS

5421

REVOCABLE PROXY NAM TAI ELECTRONICS, INC.

PLEASE MARK VOTES AS IN THIS EXAMPLE

1. The election as directors of the Company of five (5) persons listed:

For

Withhold

For All Except

Nominees:

(01)	Ming Kown Koo
(04)	William Lo
(02)	Charles Chu
(05)	Mark Waslen
(03)	Peter R. Kellogg

INSTRUCTION: To withhold authority to vote for any nominee(s), mark “For All Except” and write that nominee(s’) name(s) or number(s) in the space provided below.

ANNUAL MEETING OF SHAREHOLDERS JUNE 6, 2012

2. Ratification of the appointment of Moore Stephens as

independent registered public accounting firm of the

Company for the year ending December 31, 2012.

For Against Abstain

(The Board of Directors recommends a vote FOR Items 1 and 2.)

In his discretion, each proxy is authorized to vote upon all other matters as may properly be brought before the meeting or any adjournment thereof, with all powers that the undersigned would possess if personally present.

Mark here if you plan to attend the meeting

Mark here for address change and note change

Please be sure to date and sign this proxy card in the box below.

Date

IF NO SPECIFICATION IS MADE THIS PROXY WILL BE VOTED FOR ELECTION OF EACH DIRECTOR, AND FOR ITEM 2. This proxy when properly executed will be voted in the manner directed herein by the above shareholder(s).

Sign above Co-holder (if any) sign above

(Please date this proxy and sign your name as it appears on your stock certificate(s). Executors, administrators, trustees, etc. should give their full titles. All joint owners should sign.)

IF YOU WISH TO PROVIDE YOUR INSTRUCTIONS TO VOTE BY TELEPHONE OR INTERNET, PLEASE READ THE INSTRUCTIONS BELOW

FOLD AND DETACH HERE IF YOU ARE VOTING BY MAIL

PROXY VOTING INSTRUCTIONS

Shareholders of record have three ways to vote:

1. By Mail; or

2. By Telephone (using a Touch-Tone Phone); or

3. By Internet.

A telephone or Internet vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed, dated and returned this proxy. Please note telephone and Internet votes must be cast prior to 3 a.m., Eastern Daylight Time, June 6, 2012. It is not necessary to return this proxy if you vote by telephone or Internet.

Vote by Telephone

Call Toll-Free on a Touch-Tone Phone anytime prior to 3 a.m., Eastern Daylight Time, June 6, 2012:

1-877-603-0210

Vote by Internet

anytime prior to

3	a.m., Eastern Daylight Time, June 6, 2012 go to

http://www.rtcoproxy.com/nte

Please note that the last vote received, whether by telephone, Internet or by mail, will be the vote counted.

Your vote is important!

NAM TAI ELECTRONICS, INC. ANNUAL MEETING TO BE HELD ON 06/06/12 AT 11:30 A.M. PDT
FOR HOLDERS AS OF 04/30/12 *ISSUER CONFIRMATION COPY - INFO ONLY *
5 1-0001

THIS FORM IS PROVIDED FOR INFORMATIONAL PURPOSES ONLY. PLEASE DO NOT USE IT FOR VOTING PURPOSES.

629865205

DIRECTORS

DIRECTORS RECOMMEND: A VOTE FOR ELECTION OF THE FOLLOWING NOMINEES 0010100

1. - 01-MING KOWN KOO,02-CHARLES CHU,03-PETER R. KELLOGG,04-WILLIAM LO, 05-MARK WASLEN

PROPOSAL(S) — DIRECTORS RECOMMEND

2. - RATIFICATION OF THE APPOINTMENT OF MOORE STEPHENS AS INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM OF THE COMPANY FOR THE YEAR ENDING DECEMBER 31, 2012. --->>> FOR --->>> 0010200

NOTE SUCH OTHER BUSINESS AS MAY PROPERLY COME BEFORE THE MEETING OR ANY ADJOURNMENT THEREOF.

MATERIALS ELECTION

As of July 1, 2007, SEC rules permit companies to send you a Notice indicating that their proxy materials are available on the Internet and how you can request a mailed copy. Check the box to the right if you want to receive future proxy materials by mail at no cost to you. Even if you do not check the box, you will still have the right to request a free set of proxy materials upon receipt of a Notice. --->>>

VIF11H

FOLD AND DETACH HERE

IMPORTANT NOTICE REGARDING THE AVAILABILITY OF PROXY MATERIALS FOR THE SHAREHOLDER MEETING TO BE HELD ON 06/06/12 FOR NAM TAI ELECTRONICS, INC.
THE FOLLOWING MATERIAL IS AVAILABLE AT WWW.PROXYVOTE.COM ** E **

2 -I -S

DIRECTORS
(MARK "X" FOR ONLY ONE BOX)

X FOR ALL NOMINEES

X WITHHOLD ALL NOMINEES

X WITHHOLD AUTHORITY TO VOTE FOR ANY INDIVIDUAL NOMINEE. WRITE NUMBER(S) OF NOMINEE(S) BELOW.

USE NUMBER ONLY ____________

2. FOR AGN ABS

PLEASE INDICATE YOUR PROPOSAL SELECTION BY FIRMLY PLACING AN "X" IN THE APPROPRIATE NUMBERED BOX WITH BLUE OR BLACK INK X

SEE VOTING INSTRUCTION NO. 2 ON REVERSE

A/C:

629865205

PLACE "X" HERE IF YOU PLAN TO ATTEND AND VOTE YOUR SHARES AT THE MEETING X

Broadridge

51 MERCEDES WAY
EDGEWOOD NY 11717

000

P26501

5

5

NAM TAI ELECTRONICS, INC.
ATTN: MR. PAUL LAU
UNIT 1201,12 TH FLR,TOWER 1,LIPPO CE
89 QUEENSWAY, ADMIRALTY, HONG KONG
CHINA

FOR

FOLD AND DETACH HERE

SIGNATURE(S) DATE / /

Please ensure you fold then detach and retain this portion of the Voting Instruction Form

Fold and Detach Here Fold and Detach Here

P.O. Box. 9175

WRONG WAY

Proxy Services P.O. Box 9175

Farmingdale NY 11735-9852

VOTING INSTRUCTIONS

TO OUR CLIENTS:

WE HAVE BEEN REQUESTED TO FORWARD TO YOU THE ENCLOSED PROXY MATERIAL RELATIVE TO SECURITIES HELD BY US IN YOUR ACCOUNT BUT NOT REGISTERED IN YOUR NAME. ONLY WE AS THE HOLDER OF RECORD CAN VOTE SUCH SECURITIES. WE SHALL BE PLEASED TO VOTE YOUR SECURITIES IN ACCORDANCE WITH YOUR WISHES, IF YOU WILL EXECUTE THE FORM AND RETURN IT TO US PROMPTLY IN THE ENCLOSED BUSINESS REPLY ENVELOPE. IT IS UNDERSTOOD THAT IF YOU SIGN WITHOUT OTHERWISE MARKING THE FORM YOUR SECURITIES WILL BE VOTED AS RECOMMENDED BY THE BOARD OF DIRECTORS ON ALL MATTERS TO BE CONSIDERED AT THE MEETING.

FOR THIS MEETING, THE EXTENT OF OUR AUTHORITY TO VOTE YOUR SECURITIES IN THE ABSENCE OF YOUR INSTRUCTIONS CAN BE DETERMINED BY REFERRING TO THE APPLICABLE VOTING INSTRUCTION NUMBER INDICATED ON THE FACE OF YOUR FORM.

FOR MARGIN ACCOUNTS, IN THE EVENT YOUR SECURITIES HAVE BEEN LOANED OVER RECORD DATE, THE NUMBER OF SECURITIES WE VOTE ON YOUR BEHALF HAS BEEN OR CAN BE ADJUSTED DOWNWARD.

PLEASE NOTE THAT UNDER A RULE AMENDMENT ADOPTED BY THE NEW YORK STOCK EXCHANGE FOR SHAREHOLDER MEETINGS HELD ON OR AFTER JANUARY 1, 2010, BROKERS ARE NO LONGER ALLOWED TO VOTE SECURITIES HELD IN THEIR CLIENTS’ ACCOUNTS ON UNCONTESTED ELECTIONS OF DIRECTORS UNLESS THE CLIENT HAS PROVIDED VOTING INSTRUCTIONS (IT WILL CONTINUE TO BE THE CASE THAT BROKERS CANNOT VOTE THEIR CLIENTS’ SECURITIES IN CONTESTED DIRECTOR ELECTIONS). CONSEQUENTLY, IF YOU WANT US TO VOTE YOUR SECURITIES ON YOUR BEHALF ON THE ELECTION OF DIRECTORS, YOU MUST PROVIDE VOTING INSTRUCTIONS TO US. VOTING ON MATTERS PRESENTED AT SHAREHOLDER MEETINGS, PARTICULARLY THE ELECTION OF DIRECTORS IS THE PRIMARY METHOD FOR SHAREHOLDERS TO INFLUENCE THE DIRECTION TAKEN BY A PUBLICLY-TRADED COMPANY. WE URGE YOU TO PARTICIPATE IN THE ELECTION BY RETURNING THE ENCLOSED VOTING INSTRUCTION FORM TO US WITH INSTRUCTIONS AS TO HOW TO VOTE YOUR SECURITIES IN THIS ELECTION.

IF YOUR SECURITIES ARE HELD BY A BROKER WHO IS A MEMBER OF THE NEW YORK STOCK EXCHANGE (NYSE), THE RULES OF THE NYSE WILL GUIDE THE VOTING PROCEDURES. THESE RULES PROVIDE THAT IF INSTRUCTIONS ARE NOT RECEIVED FROM YOU PRIOR TO THE ISSUANCE OF THE FIRST VOTE, THE PROXY MAY BE GIVEN AT DISCRETION OF YOUR BROKER (ON THE TENTH DAY, IF THE MATERIAL WAS MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE OR ON THE FIFTEENTH DAY, IF THE PROXY MATERIAL WAS MAILED 25 DAYS OR MORE PRIOR TO THE MEETING DATE). IN ORDER FOR YOUR BROKER TO EXERCISE THIS DISCRETIONARY AUTHORITY, PROXY MATERIAL WOULD NEED TO HAVE BEEN MAILED AT LEAST 15 DAYS PRIOR TO THE MEETING DATE,

AND ONE OR MORE OF THE MATTERS BEFORE THE MEETING MUST BE DEEMED “ROUTINE” IN NATURE ACCORDING TO NYSE GUIDELINES. IF THESE TWO REQUIREMENTS ARE MET AND YOU HAVE NOT COMMUNICATED TO US PRIOR TO THE FIRST VOTE BEING ISSUED, WE MAY VOTE YOUR SECURITIES AT OUR DISCRETION ON ANY MATTERS DEEMED TO BE ROUTINE. WE WILL NEVERTHELESS FOLLOW YOUR INSTRUCTIONS, EVEN IF OUR DISCRETIONARY VOTE HAS ALREADY BEEN GIVEN, PROVIDED YOUR INSTRUCTIONS ARE RECEIVED PRIOR TO THE MEETING DATE.

THE FOLLOWING INSTRUCTIONS PROVIDE SPECIFICS REGARDING THE MEETING FOR WHICH THIS VOTING FORM APPLIES.

INSTRUCTION 1

ALL PROPOSALS FOR THIS MEETING ARE CONSIDERED “ROUTINE”. WE WILL VOTE IN OUR DISCRETION ON ALL PROPOSALS, IF YOUR INSTRUCTIONS ARE NOT RECEIVED.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 2

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING ON ONE OR MORE MATTERS BEFORE THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

IF YOUR SECURITIES ARE HELD BY A BANK, YOUR SECURITIES CANNOT BE VOTED WITHOUT YOUR SPECIFIC INSTRUCTIONS.

INSTRUCTION 3

IN ORDER FOR YOUR SECURITIES TO BE REPRESENTED AT THE MEETING, IT WILL BE NECESSARY FOR US TO HAVE YOUR SPECIFIC VOTING INSTRUCTIONS.

INSTRUCTION 4

WE HAVE PREVIOUSLY SENT YOU PROXY SOLICITING

MATERIAL PERTAINING TO THE MEETING OF SHAREHOLDERS OF THE COMPANY INDICATED. ACCORDING TO OUR LATEST RECORDS, WE HAVE NOT AS OF YET RECEIVED YOUR VOTING INSTRUCTION ON THE MATTERS(S) TO BE CONSIDERED AT THIS MEETING AND THE COMPANY HAS REQUESTED US TO COMMUNICATE WITH YOU IN AN ENDEAVOR TO HAVE YOUR SECURITIES VOTED.

**IF YOU HOLD YOUR SECURITIES THROUGH A CANADIAN BROKER OR BANK, PLEASE BE ADVISED THAT YOU ARE RECEIVING THE VOTING INSTRUCTION FORM AND MEETING MATERIALS, AT THE DIRECTION OF THE ISSUER. EVEN IF YOU HAVE DECLINED TO RECEIVE SECURITY- HOLDER MATERIALS, A REPORTING ISSUER IS REQUIRED TO DELIVER THESE MATERIALS TO YOU. IF YOU HAVE ADVISED YOUR INTERMEDIARY THAT YOU OBJECT TO THE DISCLOSURE OF YOUR BENEFICIAL OWNERSHIP INFORMATION TO THE REPORTING ISSUER, IT IS OUR RESPONSIBILITY TO DELIVER THESE MATERIALS TO YOU ON BEHALF OF THE REPORTING ISSUER.

THESE MATERIALS ARE BEING SENT AT NO COST TO YOU.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NAM TAI ELECTRONICS, INC.

Date May 4, 2012	By:	/s/ M.K. Koo
Name: M. K. Koo
Title: Executive Chairman and Chief Financial Officer